October 26, 2009

Robert H. Rosenblum
Stacy H. Winick
K&L Gates LLP
1601 K Street, N.W.
Washington, DC   20006-1600

Re: Nuveen Mortgage Opportunity Term Fund
        File Numbers: 333-161958 and 811-22329

Dear Ms. Winick:

        We have reviewed the registration statement of Nuveen Mortgage Opportunity
Term Fund(the "Fund") filed on September 16, 2009 on Form N-2 under the Securities
Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,


Prospectus


Prospectus Summary

        1. The Offering – please inform the staff whether FINRA has approved the terms
of the underwriting arrangement.

        2. Investment Objective and Strategies – In the second paragraph, revise the
disclosure to clarify what is meant by "favorable loss-adjusted return potential".

        3. Public-Private Investment Program ("PPIP") – (a) Disclose that "legacy
securities" have sometimes been referred to as "toxic assets" by the press. (b) Disclose
whether individual investors may invest in the Feeder PPIP Fund.

        4. Distributions – Is there any possibility that distributions will include return of
capital? If so, please disclose and describe the consequences of having a return of capital
as part of the Fund's distributions.

2

5. Special Risk Considerations – In your letter dated October 9, 2009, you stated that the Fund will now be non-diversified rather than diversified. Accordingly, disclose the risks of non-diversification.

6. Risks Related to Potential Conflicts of Interest – Describe briefly how the Fund's Board of Trustees will monitor and resolve conflicts or interest.

THE PUBLIC-PRIVATE INVESTMENT PROGRAM

The Feeder PPIP Fund

7. Revise the disclosure to explain what meant by a "drawdown".

8. Disclose the reason why New Investors must pay an interest equivalent in addition to the capital commitment.

RISKS

Limited Term Risk

9. Disclose the reasons for the Fund's selection of a limited term of eight to ten years.

MANAGEMENT OF THE FUND

Investment Adviser and Subadviser

10. In your letter dated October 13, 2009, you explained how you intend to change the advisory arrangements described in your September 16, 2009 filing by having the Subadviser be responsible for managing all of the Fund's investments except for the Fund's investment in the Feeder PPIP Fund. The Fund's primary investment adviser will determine whether and to what extent to invest in the Feeder PPIP Fund. The purpose of this change is to comply with Rule 17a-10 under the Investment Company Act of 1940 and to dispense with the need for an exemptive order. Prior to this registration statement becoming effective, therefore, (a) the identity of the Subadviser will have to be revealed and (b) the precise allocation of duties and of Fund assets between the Investment Adviser and Subadviser will have to be disclosed.

Statement of Additional Information

Investment Restrictions

11. With respect to investment restriction (4), in your response to this letter please explain why the issuers of mortgage-backed securities should not be considered to constitute an industry.

12. With respect to investment restriction (8), this restriction seems to be no longer necessary since the Fund will now be non-diversified.

General Comments
.
13. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

14. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

15. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

16. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel